No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On March 3, 2003 Honda Motor Co., Ltd. announced that it will continue its partnership with the British American Racing(B.A.R) F1 team this year, including both the supply of engines and joint chassis development, to field a 2-car team in the 2003 F1 World Championship.

Exhibit 2:

On March 4, 2003 Honda Motor Co., Ltd. announced that Honda and Teledyne Continental Motors, Inc.(TCM) will begin a joint market feasibility study for a next-generation piston aviation engine currently in development by Honda. (Ref. #C03-014)

Exhibit 3:

On March 5, 2003 Honda Motor Co., Ltd. announced the release of the new Solo, a cheery, stylish, around-town leisure bike with an air-cooled, 4-stroke 50cc engine. (Ref. #M03-015)

Exhibit 4:

On March 24, 2003 Honda Motor Co., Ltd. announced that, in addition to the standard versions of its luxurious, elegantly styled Silverwing 600 and 400 large-displacement scooters, it will also offer versions equipped with Combined ABS (Anti-lock Braking System) brakes, for increased stability and more effective control while braking. (Ref. #M03-019)

Exhibit 5:

On March 25, 2003 Honda Motor Co., Ltd. announced plans to begin automobile sales in the Republic of Korea by early 2004. (Ref. #C03-018)

Exhibit 6:

On March 26, 2003 Honda Motor Co., Ltd. announced that global production increased 7.7% in February over the corresponding month in 2002. (Ref. #03019)

Exhibit 7:

On March 27, 2003 A.P. Honda Co., Ltd. announced at the Bangkok Motor Show that the stylish Cub-type motorcycle Wave125, has been equipped with PGM-FI, an electronically controlled fuel injection system. (Ref. #M03-021)

Exhibit 8:

On March 31, 2003 Honda Motor Co., Ltd. announced that as of March 2003, worldwide cumulative production of its Civic series reached 15 million units. (Ref. #C03-020)

Exhibit 9:

English translation of the Notice of Record Date that appeared on the March 13, 2003 issue of the Nippon Keizai Shimbun

Exhibit 10:

Notice of Record Date and Proposed Year End Dividend for Period ending March 31, 2003

Exhibit 11:

Third Quarter Report of fiscal third quarter and nine months period ended December 31, 2002 (which was mailed to ADR shareholders in March 2003)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: April 11, 2003

(for reference purposes)

Honda F1 World Championship Organization for 2003

March 3, 2003—Honda Motor Co., Ltd. has announced that it will continue its partnership with the British American Racing (B·A·R) F1 team this year, including both the supply of engines and joint chassis development, to field a 2-car team in the 2003 F1 World Championship.

With the Honda-B·A·R partnership entering its fourth year, Honda R&D is bolstering its engine and chassis development capabilities at its Tochigi Research Center, with the goal of significantly improving competitiveness and further accelerating chassis development—one of Honda’s major objectives in this, its third era of F1 participation.

As a further expression of its strong commitment toward F1 racing, this year Honda has assumed the role of main sponsor for the B·A·R team for the first time.

■ Key Honda R&D Personnel

    Takao Kiuchi, Head of Worldwide Automobile Racing, F1 Project Leader, Honda R&D

    Ken Hashimoto, Head of Chassis Technology Development, Honda R&D

■ Honda Racing Development Ltd. (HRD) Overview

President:	Shoichi Tanaka
Engineering Director:	Shuhei Nakamoto
Location:	Bracknell, Berkshire, U.K.
Activities:

The front-line representative for F1 racing activities:

-        provides technical feedback to Honda R&D’s Tochigi Research Center

-        performs engine maintenance

-        carries out public relations/liaison activities, etc.

Honda RA003E

1

■ 2003 Honda F1 Engine Specifications

Model:	Honda RA003E
Type:	3.0L V10, normally aspirated
Improvements:	Significant weight and size reduction resulting in lower center of gravity and greater concentration of mass at center of vehicle.

■ 2003 Chassis Specifications

Type:	B·A·R Honda 005
Improvements:	A complete reconsideration of engineering criteria resulting in a more compact, lightweight design with lower center of gravity and improved aerodynamic performance.

■ LUCKY STRIKE B· A· R Honda Overview

Team Principal:	David Richards
Technical Director:	Geoff Willis
Drivers:	Jacques Villeneuve
Jenson Button
Third Driver:	Takuma Sato
Test Driver:	Anthony Davidson

■ Comment from Takeo Fukui, Senior Managing Director, Honda Motor Co., Ltd.

“Final testing has been completed on the new racing specifications, and we are feeling confident. We look forward to finally being a regular fixture on the winner’s podium this season. We thank our supporters for their continued confidence.”

*	For further information please contact:

Honda Motor Co., Ltd.    Public Relations Division    Tel: 03-5412-1514

Person in charge: Koji Horide    Portable: 090-2237-4306

The photo shown above is available at the following URL:

http://www.honda.co.jp/PR/

2

Ref. #C03-014

Honda and Teledyne to Study Business Opportunities

For Honda’s Next-generation Piston Aviation Engine

Tokyo—March 4, 2003—Honda Motor Co., Ltd., announced today that Honda and Teledyne Continental Motors, Inc.(TCM) will begin a joint market feasibility study for a next-generation piston aviation engine currently in development by Honda. Over the next several months, the joint study will evaluate potential business opportunities for both parties to work together toward marketing, servicing and manufacturing, and identifying potential product launch customers for such engines for the general aviation market.

The announcement follows approximately two years of cooperation between the two companies on the testing of a prototype Honda designed piston aviation engine at the Mobile, Alabama facility of TCM. Honda’s piston aviation engine technologies derive from its research and development of motorcycles and automobiles. With support in the development process based on TCM’s aviation expertise and know-how, Honda has developed a prototype piston aviation engine that has achieved the technical potential for being significantly advanced over currently available engines in terms of weight, fuel efficiency, power output and emissions. Honda, TCM and Teledyne Technologies Incorporated(NYSE:TDY), the parent company of TCM, have agreed to conduct a joint feasibility study as the next step in their relationship.

The general aviation power plants include piston, turbo-prop, and turbo-fan engines. In addition to turbo-fan engines Honda has been researching since 1986, Honda has also been researching and developing more cost effective piston aviation engines since 2000.

Honda is one of the world’s leading producers of mobility products including automobiles, motorcycles and power products. This diverse product line-up has made Honda the world’s preeminent engine-maker, with production of more than 15 million engines globally in 2002.

Teledyne Technologies is a leading provider of sophisticated electronics components, instruments and communication products, systems engineering solutions, and aerospace engines and components and on-site gas and power generation systems.

Teledyne Continental Motors, Inc., is a leading provider of new, re-manufactured, and overhauled piston aircraft engines, ignition systems, spare parts and aviation batteries for the General Aviation industry.

For more information, contact:

Noriko Okamoto, Honda Motor Co.,Ltd.(Japan): 3-5412-1512

Tatsuya David Iida, Honda Motor Co.,Ltd.(Japan) : 3-5412-1512

Jeffrey Smith, American Honda Motor Co.,Inc.(U.S.): 310-781-5062

ref. #M03-015

Honda Releases the New Solo—

A 50cc Leisure Bike with Innovative Styling

March 5, 2003—Honda Motor Co., Ltd. has announced the release of the new Solo, a cheery, stylish, around-town leisure bike with an air-cooled, 4-stroke 50cc engine. The Solo goes on sale Friday, March 14.

The Solo is the fourth model in the “N Project”* series, designed to deliver to its owners the pleasure of owning and riding a bike that serves as a fashion accessory in addition to providing convenient daily transportation.

The exterior features a simple design that emphasizes the rider’s individuality. The air-cooled 4-stroke 50cc engine, adapted from the Super Cub series, offers superb fuel economy and environmental performance. It is fitted with an auto centrifugal clutch that even novice riders can operate with ease.

In addition to the three standard colors, Matt Flat Silver Metallic, Monza Red, and Parrot Yellow, the Solo is also available in a total of 285 color combinations through the Color Order Plan, by mixing and matching tanks, frames, and seats.

*	“N Project” stands for “New Project”, which is dedicated to developing products that will appeal to young people’s lifestyles. The first model, the Ape, debuted in February 2001; the second model, the Zoomer, in June 2001; and the third model, the Bite, in January 2002.

Solo

•    Annual domestic sales target (Solo):                                         4,500 units

•    Manufacturer’s suggested retail price (consumption tax not included):

Solo, Standard	¥199,000
Solo, Color Order Plan Style 1	¥214,000
Solo, Color Order Plan Style 2	¥219,000

(Example of regionally adjusted manufacturer’s suggested retail price: Okinawa +5,000 yen. The manufacturer’s suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the Solo are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Main	Features of the Solo

•    Styling that emphasizes the rider’s individuality

The newly designed backbone frame is fitted with a slender tank and complimented by a single suspension and large saddle seat. A long wheelbase of 1,285mm and slim, large-diameter 18-inch wheels bring the package together in a neat, individualized style, giving the bike a distinctive silhouette. The under-seat area is equipped with a U-lock holder and pre-wiring for an alarm kit (manufactured by Honda Access; sold separately). This anti-theft system sounds an alarm if the scooter is shaken or moved.

•    The air-cooled 4-stroke engine offers superb durability and environmental performance

The Solo’s air-cooled, 4-stroke, single-cylinder engine—the same one used in the Super Cub and other bikes—has already earned a solid reputation for high fuel economy, low emissions, durability, and quiet operation. The auto centrifugal clutch and 3-speed rotary transmission are easy to operate even for novice riders.

•    Color Order Plan offers 285 combinations in all

(285 combinations including Style 1 and Style 2; not including the three standard colors)

STYLE 1

* Lamp cover and fender color combinations are offered as a set.	* Seat and grip color combinations are offered as a set.

STYLE 2

STYLE 1 +

*	STYLE 2 features a chrome plated and buffed surface finish on the handlebars and engine crankcase covers.

*	How the Solo got its name:

The Solo’s name is intended to capture two different meanings of the English word:  (noun) a singing or musical performance by an individual; or ‚ (adverb) individually; to perform individually. The Solo’s name is intended to convey the image of a bike the owner chose himself or herself to present his or her own individual performance; a bike with a unique design.

Specifications

Vehicle Name		Solo
Vehicle Type		Honda BA-AC 17
Length x Width x Height	(m)	1.995x0.710x0.980
Wheelbase	(m)	1.285
Ground Clearance	(m)	0.150
Seat Height	(m)	0.730
Vehicle Weight	(kg)	77
Dry Weight	(kg)	73
Number of Riders		1
Min. Turning Radius	(m)	2.0
Engine Type		AC17E (air-cooled 4-stroke single-cylinder)
Displacement	(cm3)	49
Compression Ratio		10.0:1
Max. Power	(kW[PS]/rpm)	2.6[3.5]/7,500
Max. Torque	(N•m[kg•m]/rpm)	3.8[0.39]/6,000
Fuel Tank Capacity	(l)	4.1
Fuel Consumption	(km/l)	95.0 (30km/h, low-altitude driving)
Starter		Kick-start
Ignition		CDI-type magneto
Transmission		Continuous mesh, 3-speed return
Gear Ratio	1st gear	3.272
	2nd gear	1.764
	3rd gear	1.190
Differential	Primary	4.058
	Secondary	3.230
Tire Size	Front	70/100-18M/C41P
	Rear	70/100-18M/C41P
Braking System	Front	Mechanical, leading/trailing drum
	Rear	Mechanical, leading/trailing drum
Suspension	Front	Telescopic
	Rear	Swing arm
Frame		Backbone

ref. #M03-019

Honda Releases ABS-equipped Versions of the

Silverwing 600 and 400 Large-Displacement Scooters

March 24, 2003—Honda Motor Co., Ltd. has announced that, in addition to the standard versions of its luxurious, elegantly styled Silverwing 600 and 400 large-displacement scooters, it will also offer versions equipped with Combined ABS (Anti-lock Braking System) brakes, for increased stability and more effective control while braking. The two new types, the Silverwing 600 ABS and the Silverwing 400 ABS, will go on sale Tuesday, March 25th.

The Silverwing 600 and 400, equipped with water-cooled, 4-stroke, DOHC 2-cylinder 600cc and 400cc engines respectively, combine high driving performance with a relaxed riding position and ample storage space, making them the model of choice for a wide range of riders young and old.

To compliment the addition of ABS, the Silverwing 400 has also been given a change of coloring for the front and rear wheels and the front forks, along with an attractive price.

Silverwing 600 ABS

•    Annual domestic sales target (series total):                                         3,000 units

•    Manufacturer’s suggested retail price (consumption tax not included):

Silverwing 600 ABS	¥799,000
Silverwing 400 ABS	¥699,000
Silverwing 600	¥749,000
Silverwing 400	¥649,000

(Example of regionally adjusted manufacturer’s suggested retail price: Okinawa +10,000 yen for the Silverwing 600 ABS and the Silverwing 600; +9,000 yen for the Silverwing 400 ABS and the Silverwing 400. The manufacturer’s suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the Silverwing 600 and 400 and the Silverwing 600 ABS and 400 ABS are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

•    Special Features

Leading-edge ABS technology employed for increased stability and more effective control while braking

The Silverwing 600 and 400 are the only bikes in their class to come equipped with a Hydraulic Combined Brake System. This popular feature appropriately distributes braking force between the front and rear wheels, resulting in balanced, stable application of braking force. In addition to the Hydraulic Combined Brake System, the ABS-equipped models also employ ABS (Anti-lock Braking System) to prevent wheel lock-up when the brakes are over-applied, further enhancing braking stability. Honda already offers the FORZA S lightweight scooter with ABS, but the Silverwing is the first scooter in its class* (scooters requiring a large-displacement motorcycle license) to come so equipped. The ABS models come with a newly developed ABS modulator (hydraulic regulator) that is around 20% lighter than the one used in the FORZA S. The diameter of the front brake disc has also been increased from 256mm to 276mm, for increased braking stability.

*According to Honda survey

•    Improved high-speed handling and greater ease of use

In both the standard and the ABS-equipped models, the rubber bushings on the engine mounts have been redesigned for improved handling during high-speed driving. Left and right pocket lids have also been added, further enhancing the Silverwing’s reputation for ease of use earned through its relaxed riding position, ample storage space, and other convenient features. The sturdy, formed lids add a quality feel, and are designed to be easy to open and close. The lamp in the under-seat trunk space has also been equipped with a manual on/off switch.

•    ABS-equipped models come in a two-tone color scheme

The ABS-equipped models come in two different two-tone color schemes, while the standard models offer a choice of two monotone colors each for the 600cc and 400cc versions.

Silverwing 600 and 400 ABS:

1.	Two-tone color scheme composed of vivid Pearl Milky White and subdued Sparkling Silver Metallic.
2.	Two-tone color scheme composed of intrepid Pure Black and subdued Moonstone Silver Metallic.

Silverwing 600:

1.	Vivid Pearl Milky White monotone coloring.
2.	Subdued Force Silver Metallic monotone coloring.

Silverwing 400:

1.	Intrepid Pure Black monotone coloring.
2.	Subdued Force Silver Metallic monotone coloring.

Specifications—Silverwing 600 and 600 ABS

Model Name		Silverwing 600	Silverwing 600 ABS
Model Type		Honda BC—PF01
L x W x H	(m)	2.275 x 0.770 x 1.430
Wheelbase	(m)	1.595
Ground Clearance	(m)	0.140
Seat Height	(m)	0.740
Vehicle Weight	(kg)	236	243
Dry Weight	(kg)	215	222
Number of Riders		2
Fuel Consumption	(km/l)	25.0 (60km/h constant speed, low altitude)
Turning Radius	(m)	2.8
Engine Type		PF01E (water-cooled, 4-stroke DOHC 2-cylinder)
Displacement	(cm3)	582
Bore x Stroke	(mm)	72.0 x 71.5
Compression Ratio		10.2
Maximum Power	(kW[PS]/rpm)	36[49]/7,000
Maximum Torque	(N•m[kg•m]/rpm)	53[5.4]/5,500
Starter		Self-starting
Fuel Supply		PGM-FI (Programmed Fuel Injection)
Ignition		Fully-transistorized battery ignition
Fuel Tank Capacity	(l)	16
Lubrication		Force feed and splash
Clutch		Dry-type, multi-plate shoe
Gearbox		Continuously variable (V-Matic)
Gear Ratio	1 gear	2.100~0.850
Caster Angle (degrees)/Trail (mm)		28° 30´ /105
Tire Size	Front	120/80-14M/C 58S
	Rear	150/70-13M/C 64S
Braking System	Front	Hydraulic disc
	Rear	Hydraulic disc
Suspension	Front	Telescopic
	Rear	Swing arm
Frame		Backbone

Specifications—Silverwing400 and 400 ABS

Model Name		Silverwing 400	Silverwing 400 ABS
Model Type		Honda BC—NF01
L x W x H	(m)	2.275 x 0.770 x 1.430
Wheelbase	(m)	1.595
Ground Clearance	(m)	0.140
Seat Height	(m)	0.740
Vehicle Weight	(kg)	236	243
Dry Weight	(kg)	215	222
Number of Riders		2
Fuel Consumption	(km/l)	30.0 (60km/h constant speed, low altitude)
Turning Radius	(m)	2.8
Engine Type		NF01E (water-cooled, 4-stroke DOHC 2-cylinder)
Displacement	(cm3)	398
Bore x Stroke	(mm)	64.0 x 62.0
Compression Ratio		10.8
Maximum Power	(kW[PS]/rpm)	28[38]/7,500
Maximum Torque	(N•m[kg•m]/rpm)	39[4.0]/6,000
Starter		Self-starting
Fuel Supply		PGM-FI (Programmed Fuel Injection)
Ignition		Fully-transistorized battery ignition
Fuel Tank Capacity	(l)	16
Lubrication		Force feed and splash
Clutch		Dry-type, multi-plate shoe
Gearbox		Continuously variable (V-Matic)
Gear Ratio	1 gear	2.450~0.900
Caster Angle (degrees)/Trail (mm)		28° 30´ /105
Tire Size	Front	120/80-14M/C 58S
	Rear	150/70-13M/C 64S
Braking System	Front	Hydraulic disc
	Rear	Hydraulic disc
Suspension	Front	Telescopic
	Rear	Swing arm
Frame		Backbone

Ref: C03-018

Honda to Begin Automobile Sales in Korea

Seoul, March 25, 2003—Honda Motor Co., Ltd. today announced plans to begin automobile sales in the Republic of Korea by early 2004. Honda Motorcycle Korea Co., Ltd., the existing local motorcycle sales subsidiary, has been renamed Honda Korea Co., Ltd. and will take on the responsibility to import and sell automobiles through a new network of dealers. First year unit sales are forecast at approximately 2,000 units, with Honda Korea Co.’s capital investment increasing by 9 billion won to a cumulative total of 12 billion won.

The Korean automobile market has made a steady recovery since suffering from the Asian currency crisis of 1997. The Korean auto market, the third largest in Asia behind Japan and China, recorded annual sales of 1.64 million units in 2002. The market has grown rapidly over the past several years, especially regarding sales of import automobiles due to policy changes including a tariff reduction from 20% to 8% in 1995 and the end of an embargo on Japanese auto imports in 1999. As a result, automobile imports have nearly doubled in each of the last few years, with 2002 industry sales figures showing import auto sales of approximately 16,000 units. Honda will enter the Korean import automobile market with an emphasis on both high quality products and customer service.

[Outline of Honda Korea Co., Ltd.]

Established:	October 2001 (Former company name: Honda Motorcycle Korea Co., Ltd.)
Capital:	3 billion won (Approx. 300 million yen) (Planned to increase to 12 billion won in April 2003)
Representative:	President, Woo Young Chung
Location:	Seoul Metropolitan City
Number of employees:	19 (Planned to increase to 32 by early 2004)
Business activities:	Import, sales and after-sales service, of motorcycles and automobiles.

(NOTE: This release is embargoed until 11:30 a.m., March 26)

Ref.#03019

Honda Global Production Up 7.7% in February

March 26, 2003—Honda Motor Co., Ltd., announced today that global production increased 7.7% in February over the same month in 2002.

Although Japan production was down 13% mostly due to fewer production days,overseas production grew 29.1% over February, 2002. It was the 26th consecutive month of growth.

Domestic sales were down 21.4% in February. The Fit again was the best-seller for Honda, totaling 19,055 units. Honda’s Life mini-vehicle (11,374 units) and Accord (3,075 units) were Honda’s other best-sellers for the month.

Overall, mini vehicle sales were down 28.7% in February, while passenger car and light truck sales were off 17.6%.

Export shipments from Japan in February were up 11.2%, mainly because of increased shipments to Europe.

Due to increased local procurement of parts, there is currently no CKD production.

Honda Production, Sales And Exports—February 2003

PRODUCTION

	Feb. Units vs. 2/02		2003 Cumulative Total vs. 2002
Domestic (CBU+CKD)	103,209	-13.0%	211,227	-3.1%
Overseas (CBU only)	147,553	+29.1%	303,808	+25.1%
Worldwide Total (*)	250,762	+7.7%	515,035	+11.7%

(*)-except overseas CKD

REGIONAL PRODUCTION

	Feb. Units vs. 2/02		2003 Cumulative Total vs. 2002
North America	106,651	+20.0%	220,994	+18.7%
(USA only	72,880	+25.5%	150,936	+23.6%)
Europe	17,095	+31.7%	35,914	+32.4%
Asia	19,843	+105.6%	38,685	+63.9%
Others	3,964	+41.1%	8,215	+35.1%
Regional Total	147,553	+29.1%	303,808	+25.1%

SALES

Vehicle type	Feb. Units vs. 2/02		2003 Cumulative Total vs. 2002
Passenger cars & light trucks	43,137	-17.6%	77,224	-13.4%
(Imports	1,308	+50.2%	2,617	+76.8%)
Mini vehicles	19,454	-28.7%	31,901	-24.0%
TOTAL	62,591	-21.4%	109,125	-16.8%

EXPORTS

	Feb. Units vs. 2/02		2003 Cumulative Total vs. 2002
North America	21,470	-11.1%	40,879	-13.4%
(USA only	19,097	-11.4%	37,064	-13.9%)
Europe	12,239	+122.0%	25,810	+112.6%
Asia	2,066	+8.3%	3,707	-0.4%
Others	4,075	-4.4%	10,684	+24.3%
TOTAL	39,850	+11.2%	81,080	+13.1%

For further information, please contact:

Masaya Nagai

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone:    03-5412-1512

Facsimile:    03-5412-1545

M03-021

<Background:>

A.P. Honda Co., Ltd. (Head Office: Samutprakan Province. President: Ko Yamaguchi), a local subsidiary of Honda in Thailand, made the following announcement at 10 a.m. local time (12 noon Japan Standard Time) on March 27, 2003).

“Wave 125i” Equipped with Compact PGM-FI Introduced at Bangkok Motor Show

Bangkok, March 27, 2003—A.P. Honda Co., Ltd. announced today at the Bangkok Motor Show that the stylish Cub-type motorcycle Wave125, has been equipped with PGM-FI, an electronically controlled fuel injection system.

The new model, equipped with an air-cooled, 4-stroke, single-cylinder 125cc engine, offers a smooth start and a powerful riding feel coupled with good ride comfort delivering superior fuel efficiency in the wide range of riding conditions found in Thailand.

The Wave 125i also achieves very low emission levels, with less than half of the CO and HC+NOX levels specified by Thailand’s fifth emissions standards that will come into effect in July, 2004.

The Wave 125i will be manufactured by Thai Honda Manufacturing Co., Ltd., and will go on sale in July, 2003. This will be the first time for a bike equipped with this compact PGM-FI system to be manufactured in Thailand.

Previously, Honda introduced the Pantheon/Pantheon 150 scooter equipped with a water-cooled 125cc/150cc engine and PGM-FI, at Bologna, Italy in December, 2002. Sales of these scooter models started at the end of February 2003, beginning with the Italian market.

Following the introduction of an air-cooled engine model equipped with PGM-FI, Honda plans to introduce other such models in the rapidly expanding Asian markets, where air-cooled engine models are the choice of a majority of consumers.

“Wave 125i” Equipped with Compact PGM-FI

Publicity photographs and materials are available at the following Website on and after March 27, 2003.

To download, please use Web browser software such as Internet Explorer, etc., and directly enter the following: http://www.honda.co.jp/PR/ (This Website is for media personnel only.)

Ref: C03-020

Total Civic Series Production Reaches 15 Million Units

Tokyo, March 31, 2003—Honda Motor Co., Ltd. today announced that as of March 2003, worldwide cumulative production of its Civic series reached 15 million units.

Based on a new concept that defied the common norms at a time motorization was experiencing significant levels of expansion, the Civic has been one of Honda’s key models since it was released as a two-box front wheel-drive model in July 1972. Its superior driving performance, fuel economy, safety and environmental performance, together with its spacious interior, have contributed to its favorable reception in car markets around the world. The Civic is currently sold in approximately 160 countries.

The current Civic is the seventh generation and Honda has continued to introduce new advanced technologies into successive Civic models. Among these technologies were the low emission CVCC engine, the first engine to satisfy the requirements of the Original U.S. Clean Air act, the world’s most stringent exhaust emissions standards at the time; the V-TEC engine featuring variable valve timing and electronic lift control, which brought improved efficiency to the internal combustion engine; and the Honda Multi Matic S.

In June 1998, the Civic GX, Honda’s natural gas vehicle, was added to the Civic lineup, and in December 2001 the Civic Hybrid made its debut. The Civic series continues to be highly regarded, as illustrated by the many awards it has consistently won both in Japan and overseas.

Honda started production of the Civic at its Suzuka factory in June 1972 and gradually expanded production worldwide, beginning with Indonesia in 1975. At present, Honda produces approximately 600,000 Civics per year (based on 2002 figure) in a total of 11 countries including North and South America, Europe and Asia.

< Worldwide Civic production sites >		As of March 2003

Country	Site	Production model
Japan	Suzuka factory	Civic 5 door, 4 door, Civic Hybrid
U.S.	Honda of America Mfg., Inc. (East Liberty Auto Plant)	Civic 4 door, 2 door, Civic GX
Canada	Honda Canada, Inc.	Civic 4 door
Brazil	Honda Automoveis do Brazil, Ltda.	Civic 4 door
U.K.	Honda of the U.K. Mfg., Ltd.	Civic 5 door, 3 door
Turkey	Honda Turkyie. A.S.	Civic 4 door
Thailand	Honda Automobile (Thailand) Co., Ltd.	Civic 4 door
Malaysia	Honda Malaysia Sdn Bhd.	Civic 4 door
Indonesia	P.T. Honda Prospect Motor	Civic 4 door
Philippines	Honda Cars Philippines Inc.	Civic 4 door
Pakistan	Honda Atlas Cars (Pakistan) Ltd.	Civic 4 door

*	Publicity materials and photographs of the Civic will be available at the following URL as of March 31, 2003:

http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

(ENGLISH TRANSLATION)

NOTICE OF RECORD DATE

It is hereby notified that pursuant to the provisions of Article 9 of the Articles of Incorporation of the Company, the shareholders appearing on the Shareholders’ register as of March 31, 2003 (the Record Date) shall be the shareholders entitled to exercise the rights of shareholders at the 79th Ordinary General Meeting of Shareholders scheduled to be held in late June 2003.

March 13, 2003

HONDA MOTOR CO., LTD.

No. 1-1, 2-chome,

Minami-Aoyama,

Minato-ku, Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-Chome, Minato-ku,

Tokyo

Forwarding offices:

All branch offices of the Chuo Mitsui Trust and Banking Co., Ltd. and the principle and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

March 13, 2003

Notice of Record Date and Proposed Year End

Dividend for Period ending March 31, 2003

Dear Sirs or Mesdames,

Honda Motor Co., Ltd. (the “Company”) intends to recommend, subject to resolution to be adopted by the Board of Directors’ meeting which is scheduled to be held during the month of April 2003, to the Ordinary General Meeting of Shareholders for the annual fiscal period ending March 31, 2003, which is scheduled to be held during the month of June 2003, the distribution of a year-end cash dividend at the rate of 16.0 Japanese yen per share of the Company’s Common Stock, the amount of the foregoing dividend per American Share will be 8.0 Japanese yen. Since at present the yen-dollar exchange rate is floating, the Company cannot predict any specific dollar amount, which would be obtained from the actual conversion of the yen amount of the dividend into U.S. dollar at the time of payment thereof.

Yours sincerely, HONDA MOTOR CO., LTD.

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

18

Third Quarter Report Period Ended December 31, 2002	3

Consolidated Financial Summary (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2001 and 2002

Financial Highlights

	Millions of yen				Millions of U.S. dollars
	Three months		Nine months		Three months 2002	Nine months 2002
	2001	2002	2001	2002
Net sales and other operating revenue	¥1,756,412	¥1,989,239	¥5,261,408	¥5,842,850	$16,591	$48,731
Operating income	154,782	158,978	470,019	482,847	1,326	4,027
Income before income taxes	120,473	158,709	390,460	432,410	1,324	3,606
Net income	82,258	115,167	255,998	309,946	961	2,585

	Yen				U.S. dollars
Basic net income per
Common share	¥84.42	¥118.63	¥262.72	¥318.59	$0.99	$2.66
American share	42.21	59.32	131.36	159.30	0.49	1.33

Explanatory note: The number of treasury stock has been excluded from the calculation for basic net income.

	Thousands of units
	Three months				Nine months
Unit Sales Breakdown	2001		2002		2001		2002
MOTORCYCLES
Japan	87	(87)	94	(94)	303	(303)	309	(309)
North America	146	(79)	149	(85)	400	(206)	440	(223)
Europe	57	(55)	58	(57)	219	(214)	213	(207)
Others	1,247	(1,245)	1,844	(1,840)	3,421	(3,414)	5,050	(5,041)

Total	1,537	(1,466)	2,145	(2,076)	4,343	(4,137)	6,012	(5,780)

* Numbers in parentheses represent unit sales of motorcycles.

AUTOMOBILES
Japan	210		202		631		628
North America	349		388		1,004		1,120
Europe	38		39		122		143
Others	55		73		183		217

Total	652		702		1,940		2,108

POWER PRODUCTS
Japan	81		101		272		353
North America	243		260		979		1,160
Europe	232		274		607		698
Others	231		227		639		657

Total	787		862		2,497		2,868

Net Sales Breakdown

	Millions of yen
	Three months				Nine months
	2001		2002		2001		2002
MOTORCYCLE BUSINESS
Japan	¥23,113	(11.4%)	¥22,139	(10.2%)	¥76,963	(11.9%)	¥74,114	(10.4%)
North America	72,207	(35.5)	75,689	(34.8)	222,591	(34.4)	239,943	(33.5)
Europe	30,265	(14.9)	30,757	(14.2)	111,925	(17.3)	117,978	(16.5)
Others	77,648	(38.2)	88,649	(40.8)	235,191	(36.4)	283,033	(39.6)

Total	¥203,233	(100.0%)	¥217,234	(100.0%)	¥646,670	(100.0%)	¥715,068	(100.0%)

AUTOMOBILE BUSINESS
Japan	¥390,400	(27.3%)	¥377,651	(23.1%)	¥1,206,395	(28.3%)	¥1,135,792	(24.0%)
North America	877,559	(61.4)	1,026,329	(62.7)	2,529,964	(59.3)	2,888,339	(61.1)
Europe	71,978	(5.0)	83,018	(5.0)	230,616	(5.4)	287,283	(6.1)
Others	88,479	(6.3)	150,441	(9.2)	300,948	(7.0)	417,538	(8.8)

Total	¥1,428,416	(100.0%)	¥1,637,439	(100.0%)	¥4,267,923	(100.0%)	¥4,728,952	(100.0%)

OTHERS
Japan	¥26,988	(21.6%)	¥38,916	(28.9%)	¥83,983	(24.2%)	¥105,846	(26.5%)
North America	65,361	(52.4)	71,483	(53.1)	193,862	(55.9)	225,758	(56.6)
Europe	10,739	(8.6)	13,863	(10.3)	32,288	(9.3)	40,143	(10.1)
Others	21,675	(17.4)	10,304	(7.7)	36,682	(10.6)	27,083	(6.8)

Total	¥124,763	(100.0%)	¥134,566	(100.0%)	¥346,815	(100.0%)	¥398,830	(100.0%)

TOTAL
Japan	¥440,501	(25.1%)	¥438,706	(22.1%)	¥1,367,341	(26.0%)	¥1,315,752	(22.5%)
North America	1,015,127	(57.8)	1,173,501	(59.0)	2,946,417	(56.0)	3,354,040	(57.4)
Europe	112,982	(6.4)	127,638	(6.4)	374,829	(7.1)	445,404	(7.6)
Others	187,802	(10.7)	249,394	(12.5%)	572,821	(10.9)	727,654	(12.5)

Total	¥1,756,412	(100.0%)	¥1,989,239	(100.0%)	¥5,261,408	(100.0%)	¥5,842,850	(100.0%)

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.
2.	Net sales of OTHERS includes revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

To Our Shareholders

■ Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2002 totaled ¥115.1 billion ($961 million), an increase of 40.0% from the same period in 2001. Basic net income per common share for the quarter amounted to ¥118.63 ($0.99), compared to ¥84.42 for the same period in 2001. Two of Honda’s American Depositary Shares represent one common share.

Unit sales in all Honda’s business categories, namely motorcycles, automobiles and power products, increased for the fiscal third quarter, and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to ¥1,989.2 billion ($16,591 million), an increase of 13.3% over the corresponding period in 2001. Revenue included currency translation effects, which had a positive impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of the yen remained unchanged from the same period in 2001, revenue for the quarter would have increased approximately 13.0%.

Consolidated operating income for the fiscal third quarter totaled ¥158.9 billion ($1,326 million), an increase of 2.7% compared to the same period in 2001. This increase in operating income was due primarily to higher revenue from every product category, Honda’s ongoing cost reduction efforts and the depreciation of the yen, which offset the negative impact from increases in selling, general and administrative (SG&A) expenses as well as research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled ¥158.7 billion ($1,324 million), an increase of 31.7% from the same period in 2001.

With respect to Honda’s sales in the fiscal third quarter by business category, motorcycle unit sales increased 39.6%, to 2,145,000 units, and revenue increased 6.9%, to ¥217.2 billion ($1,812 million). These increases were due primarily to higher sales in Asian countries such as Thailand, China, Indonesia and India.

Honda’s unit sales of automobiles increased 7.7%, to 702,000 units, due primarily to strong sales of such light truck models as the Pilot, CR-V and Odyssey in North America. Revenue increased 14.6%, to ¥1,637.4 billion ($13,657 million), during the quarter.

Unit sales of power products totaled 862,000 units, an increase of 9.5% compared to the corresponding period in 2001. Favorable sales of Honda’s general-purpose engines in Europe and North America were the major factor behind this increase. Revenue from other businesses, including the power product business and financial services, increased 7.9%, to ¥134.5 billion ($1,122 million), due mainly to higher revenue from financial services, led by favorable automobile sales in North America.

■ Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2002 totaled ¥309.9 billion ($2,585 million), an increase of 21.1% from the corresponding period of last year. Basic net income per common share for the fiscal nine months amounted to ¥318.59 ($2.66), compared to ¥262.72 for the corresponding period a year ago.

Unit sales of Honda’s motorcycles, automobiles and power products increased, and revenue for the fiscal nine months amounted to ¥5,842.8 billion ($48,731 million), an increase of 11.1% from the previous year. Revenue included the positive effect of currency translation. Honda estimates that had the exchange rate of the yen remained unchanged from the previous year, revenue for the period would have increased approximately 9.9%.

Consolidated operating income for the fiscal nine months totaled ¥482.8 billion ($4,027 million), an increase of 2.7% compared to the corresponding period last year. Higher revenue from every product category, a weaker yen and Honda’s ongoing cost reduction efforts were the major contributing factors for this increase in operating income.

Consolidated income before income taxes for the fiscal nine months totaled ¥432.4 billion ($3,606 million), an increase of 10.7% compared to the previous year.

With respect to Honda’s sales for the nine-month period by business category, motorcycle unit sales increased 38.4%, to 6,012,000 units, and revenue increased 10.6%, to ¥715.0 billion ($5,964 million). Strong gains primarily in Asian countries outside Japan were more than enough to offset decreased revenue from Japan.

Honda’s unit sales of automobiles increased 8.7%, to 2,108,000 units, and revenue increased 10.8%, to ¥4,728.9 billion ($39,441 million) for the nine-month period. Robust sales of such light truck models as the Pilot, CR-V and Odyssey in North America were the primary contributors to these increases.

Unit sales of power products totaled 2,868,000 units, an increase of 14.9% compared to the corresponding period of the previous year. Unit sales of general-purpose engines increased in North America, Europe and Japan. Revenue from other businesses, including the power product business and financial services, showed a 15.0% increase, amounting to ¥398.8 billion ($3,326 million).

March 2003

/s/    HIROYUKI YOSHINO

Hiroyuki Yoshino

President and Chief Executive Officer

News Briefs

North America

■ The City of Los Angeles Takes Delivery of First Fuel Cell Car

The City of Los Angeles took delivery of the nation’s first fuel cell car certified for commercial use, the Honda FCX. The FCX being leased by the City will be used in normal, everyday use and was delivered in a ceremony at City Hall, which included Mayor Jim Hahn and Hiroyuki Yoshino, President and Chief Executive Officer of Honda Motor Co., Ltd.

The hydrogen-powered FCX is the only fuel cell vehicle certified by the California Air Resources Board (CARB) and the U.S. Environmental Protection Agency (EPA) for every-day commercial use. Under the two-year lease agreement, the City will pay $500 a month to lease the first of five FCX models, with the other four being delivered in 2003. In addition, Honda has contracted with Air Products and Chemicals, Inc., based in Allentown, Pennsylvania, with local operations in El Segundo, California, to provide the hydrogen fuel and refueling infrastructure.

Ceremony at Los Angeles City Hall

“This is a very exciting day for the City of Los Angeles as it takes a major, national leadership role in putting hydrogen-powered fuel cell vehicles into practical, everyday use,” Mayor Hahn said. “Los Angeles City employees will use these fuel cell vehicles on a day-to-day basis, just like any other pool vehicle. Hydrogen-powered fuel cell vehicles hold great promise for future clean air vehicles, and it is important that L.A. play a leading role in assisting in the development and early use of this technology. Working with Honda Motor Company, which has a long history of firsts in developing environmentally sound vehicles, adds to the great prospect for continued air quality improvements for the citizens of Los Angeles.”

Honda plans to lease approximately 30 fuel cell cars in California and Japan during the next two to three years. The Company currently has no plans, however, for mass-market sales of fuel cell vehicles or sales to individuals.

“The future of the fuel cell vehicle shows great promise in reducing the global dependence on oil, and our association with the great City of Los Angeles is an important step in the pursuit of this goal,” said Yoshino.

Both CARB and the EPA have certified the FCX as a Zero Emission Vehicle (ZEV). The FCX uses hydrogen supplied to a fuel cell “stack” to generate electricity that powers its electric motor.

With an output of up to 80 horsepower and 201 foot-pounds of torque, acceleration is similar to a Honda Civic. Water vapor is the only exhaust. The FCX has an EPA-certified range of 170 miles and seating for four people, making it practical for a wide range of real-world applications.

Honda began fuel cell research in 1989 and has been road testing vehicles in the United States since 1999. Honda has also been a member of the California Fuel Cell Partnership, based in Sacramento, California, since 1999.

Japan

■ Honda Announces a Full Model Change for the Accord and Accord Wagon

Honda Motor Co., Ltd., announced the release of a new Accord and Accord Wagon, which will set a new benchmark for midsize automobiles. The new Accord is fitted with a high-performance DOHC i-VTEC engine and offers world class-level aerodynamic characteristics. Equipped with Honda Intelligent Driver Support System (HiDS*1) for lane maintenance and vehicle distance/speed control on free-ways, a Honda DVD navigation system with voice recognition*2, side curtain airbags*3 and more, the Accord went on sale October 11 and the Accord Wagon from November 28 at Honda Clio dealers throughout Japan.*4

The seventh-generation Accord and Accord Wagon inherit the principle of “harmony between people and society” embodied in the first Accord and is designed on the concept of a New Quality Tourer. The new Accord and Accord Wagon were developed to set a new benchmark in midsize sedans and wagons, providing luxurious interior detail, excellent safety and environmental performance, and to provide long hours of stress-free driving with a sporty flair in an atmosphere of complete safety and comfort.

New Accord

New Accord Wagon

*1 Manufacturer’s option on Accord 24T, 24TL, Accord Wagon 24T (FWD vehicle), 24T Exclusive Package (FWD vehicle)

*2 Manufacturer’s option on all types

*3 Manufacturer’s option on the Accord and Accord Wagon, except the Accord Euro-R and 24S equipped with front Recaro bucket seats(comes as set with i-Side airbag system and rear center headrest)

* 4 Accord Euro-R went on sale December 10, 2002; the Accord Wagon 24E with 4WD went on sale February 13, 2003.

Other

■ Honda Increases Automobile Production Capacity in China

Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, will increase its production capacity to 240,000 units annually by spring 2004. Guangzhou Honda is currently in the process of increasing capacity from 50,000 to 120,000 units a year by February 2003. The latest capacity increase was determined necessary in response to the continuing expansion of the Chinese passenger car market.

The new expansion project includes additional investment of approximately 660 million yuan (¥10 billion) to expand the facilities, including the assembly plant building and additional sub-assembly lines. Guangzhou Honda expects plant employment to increase from 2,400 to 3,400 associates by spring 2004.

After the expansion is complete, the production line at Guangzhou Honda will incorporate Honda’s New Manufacturing System to become a mass production operation with a high level of efficiency and flexibility—equivalent to other Honda production bases in Japan, North America and Europe. The New Manufacturing System improvements include more flexible welding equipment, functional process zones on the main assembly line with quality assurance within each zone, a standardized main assembly line with sub-lines absorbing processes that fall outside common assembly parameters and an enhanced workplace environment.

Guangzhou Honda launched the all-new Accord in January 2003 and plans to launch the Fit Saloon (sold as the Fit Aria in Japan)—the third production model to go into production in summer 2003. The company will make full use of the increased production capacity to respond to the ever-diversifying needs of the Chinese market. Guangzhou Honda began building the Odyssey minivan in spring 2002.

The production and sales of Guangzhou Honda have been increasing at a faster pace than initially anticipated since production began in March 1999. Production results for 2002 are expected to reach 59,000 units, with cumulative production through the end of 2002 expected to exceed 152,000 units and production for 2003 forecast at 112,000 units.

In addition, Guangzhou Honda will increase the number of dealers from approximately 130 to 200 dealers by the end of 2003. It is the first sales and service dealer network in China to be developed by a manufacturer, integrating auto sales and service into one organization, including maintenance service, parts supply and communication with customers.

Consolidated Balance Sheets

Honda Motor Co., Ltd., and Subsidiaries

December 31, 2001 and March 31 and December 31, 2002

	Millions of yen
	Dec. 31, 2001 (Unaudited)	Mar. 31, 2002 (Audited)	Dec. 31, 2002 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥448,003	¥609,441	¥498,078
Trade accounts and notes receivables	289,607	452,208	368,939
Finance subsidiaries—receivables, net	868,260	995,087	923,998
Inventories	715,496	644,282	703,389
Deferred income taxes	167,241	182,788	191,697
Other current assets	211,657	204,538	250,343

Total current assets	2,700,264	3,088,344	2,936,444

Finance subsidiaries—receivables, net	1,749,187	1,808,861	2,172,678
Investments and advances	376,115	395,495	395,342
Property, plant and equipment, at cost:
Land	312,953	318,208	337,336
Buildings	891,866	920,106	912,892
Machinery and equipment	1,995,036	2,048,244	2,024,448
Construction in progress	109,906	82,610	103,621

	3,309,761	3,369,168	3,378,297
Less accumulated depreciation	1,965,540	1,979,455	1,995,614

Net property, plant and equipment	1,344,221	1,389,713	1,382,683

Other assets	177,437	258,382	244,869

Total assets	¥6,347,224	¥6,940,795	¥7,132,016

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,037,448	¥1,035,069	¥1,007,693
Current portion of long-term debt	382,733	308,014	187,921
Trade payables	685,658	840,957	754,608
Accrued expenses	593,391	678,118	666,898
Income taxes payable	47,129	61,244	37,939
Other current liabilities	188,001	186,657	245,521

Total current liabilities	2,934,360	3,110,059	2,900,580

Long-term debt	559,075	716,614	1,035,412
Other liabilities	336,661	540,181	568,319

Total liabilities	¥3,830,096	¥4,366,854	¥4,504,311

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	28,969	28,969	29,391
Retained earnings	2,658,891	2,765,600	3,044,948
Adjustments from foreign currency translation	(348,393)	(300,081)	(499,327)
Net unrealized gains on marketable equity securities	747	8,730	6,515
Minimum pension liabilities adjustments	(81,682)	(187,824)	(187,824)

Accumulated other comprehensive loss	(429,328)	(479,175)	(680,636)

Treasury stock	—	(49)	(24,594)

Total stockholders’ equity	¥2,517,128	¥2,573,941	¥2,627,705

Total liabilities and stockholders’ equity	¥6,347,224	¥6,940,795	¥7,132,016

Consolidated Statements of Income and Retained Earnings (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2001 and 2002

	Millions of yen
	Three months ended Dec. 31,	Three months ended Dec. 31,	Nine months ended Dec. 31,	Nine months ended Dec. 31,
	2001	2002	2001	2002
Net sales and other operating revenue	¥1,756,412	¥1,989,239	¥5,261,408	¥5,842,850
Operating costs and expenses:
Cost of sales	1,178,913	1,374,953	3,584,450	3,989,817
Selling, general and administrative	318,047	348,850	919,515	1,050,705
Research and development	104,670	106,458	287,424	319,481

Operating income	154,782	158,978	470,019	482,847
Other income:
Interest	1,538	1,631	5,594	5,724
Other	4,740	5,748	1,531	10,513
Other expenses:
Interest	4,151	3,271	12,916	9,648
Other	36,436	4,377	73,768	57,026

Income before income taxes	120,473	158,709	390,460	432,410
Income taxes	49,815	58,928	163,141	166,112

Income before equity in income of affiliates	70,658	99,781	227,319	266,298
Equity in income of affiliates	11,600	15,386	28,679	43,648

Net income	82,258	115,167	255,998	309,946
Retained earnings:
Balance at beginning of period	2,589,892	2,945,720	2,428,293	2,765,600
Cash dividends paid	(12,667)	(15,560)	(24,360)	(30,176)
Transfer to legal reserves	(592)	(379)	(1,040)	(422)

Balance at end of period	¥2,658,891	¥3,044,948	¥2,658,891	¥3,044,948

Depreciation	¥50,262	¥57,531	¥140,120	¥159,636
Capital expenditures	63,970	74,006	197,062	207,296

	Yen
Basic net income per:
Common share	¥84.42	¥118.63	¥262.72	¥318.59
American share	42.21	59.32	131.36	159.30

Explanatory note: The number of treasury stock has been excluded from the calculation for basic net income.

Segment Information (Unaudited)

Business Segment Information

For the nine months ended December 31, 2002

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥715,068	¥4,728,952	¥177,548	¥221,282	¥5,842,850	¥—	¥5,842,850
Intersegment sales	0	0	2,355	9,033	11,388	(11,388)	—

Total	¥715,068	¥4,728,952	¥179,903	¥230,315	¥5,854,238	¥(11,388)	¥5,842,850
Cost of sales, SG&A and R&D expenses	677,095	4,338,553	131,168	224,575	5,371,391	(11,388)	5,360,003

Operating income	¥37,973	¥390,399	¥48,735	¥5,740	¥482,847	¥0	¥482,847

Explanatory notes:

1.	Segmentation of Business
Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.
2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles(ATVs), personal watercraft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, ATVs, personal watercraft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Finance Services	Financial and insurance services
Other	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers, outboard engines

Geographical Segment Information

For the nine months ended December 31, 2002

	Millions of yen
	Japan	North America	Europe	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,478,688	¥3,363,838	¥447,711	¥552,613	¥5,842,850	¥—	¥5,842,850
Transfers between geographical segments	1,447,759	95,550	110,754	20,140	1,674,203	(1,674,203)	—

Total	¥2,926,447	¥3,459,388	¥558,465	¥572,753	¥7,517,053	¥(1,674,203)	¥5,842,850
Cost of sales, SG&A and R&D expenses	2,773,052	3,183,518	554,747	521,583	7,032,900	(1,672,897)	5,360,003

Operating income (loss)	¥153,395	¥275,870	¥3,718	¥51,170	¥484,153	¥(1,306)	¥482,847

Explanatory note: Geographical segmentation is based on the location where sales originated.

Overseas Sales

For the nine months ended December 31, 2002

	Millions of yen
	North America	Europe	Others	Total
Overseas sales	¥3,354,040	¥445,404	¥727,654	¥4,527,098
Consolidated sales				¥5,842,850
Overseas sales ratio to consolidated sales	57.4%	7.6%	12.5%	77.5%

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except for all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal third quarter ended December 31, 2002 were ¥122.58=U.S.$1 and ¥122.55=€1. The average exchange rates for the corresponding period last year were ¥123.60 =U.S.$1 and ¥110.67=€ 1. The average exchange rates for the fiscal nine months ended December 31, 2002 were ¥122.95=U.S.$1 and ¥118.81=€1, as compared with ¥122.68=U.S.$1 and ¥108.73=€1 for the corresponding period last year.

3.	U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥119.90=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on December 30, 2002.

4.	The Company’s common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Millions of yen
For the three months ended Dec. 31	2001	2002
Net income	¥82,258	¥115,167
Other comprehensive income (loss)	107,998	(50,274)

Comprehensive income	¥190,256	¥64,893

	Millions of yen
For the nine months ended Dec. 31	2001	2002
Net income	¥255,998	¥309,946
Other comprehensive income (loss)	55,199	(201,461)

Comprehensive income	¥311,197	¥108,485

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal third quarter and the fiscal nine months ended December 31, 2002.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue,

New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued

974,414,215 (as of December 31, 2002)

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: (03) 3423-1111

URL: http://world.honda.com/

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: (212) 355-9191

Honda Motor Europe Limited

470 London Road,

Slough, Berkshire SL3 8QY, U.K.

Phone: (01753) 590-590